United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934





                          For the month of January 2000


                                  ICICI Limited
                 (Translation of registrant's name into English)

                                  ICICI Towers
                              Bandra-Kurla Complex
                              Mumbai, India 400 051
                     (Address of principal executive office)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F [X]                       Form 40-F [ ]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                  Commission pursuant to Rule 12g 3-2(b) under
                      the Securities Exchange Act of 1934.

                 Yes [ ]                             No. [X]


                   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                 Not applicable.




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INDEX TO EXHIBITS

Item

99.1. Interim audited results of ICICI Limited for the nine months ended December 31, 1999 as per Indian GAAP
99.2.   Press announcement by ICICI Limited
99.3.   Press announcement by ICICI Limited
99.4. Interim audited results of ICICI Bank Limited (subsidiary of ICICI Limited) for the nine months ended December 31, 1999 as per Indian GAAP
99.5.   Press announcement by ICICI Bank Limited
99.6.   Press announcement by ICICI Bank Limited
99.7.   Press announcement by ICICI Limited

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   January 28, 2000

                                   ICICI Ltd.




                                   By: /s/ V. Srinivasan
                                     -----------------------------------------
                                   Name :  V. Srinivasan
                                   Title:  General Manager & Company Secretary